**Exhibit 99.1**

**JOINT FILING AGREEMENT**

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to shares of Class A common stock, $0.001 par value per share, of Forbright, Inc., and further agree to the filing, furnishing, and/or incorporation by reference of this Joint Filing Agreement (this "Agreement") as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: 08/14/2026

**BAYVIEW OPPORTUNITY MASTER FUND VI, L.P.**

By: /s/ Daniel J. Blumenthal
Name: Daniel J. Blumenthal
Title: By: Bayview Capital GP VI, LLC, its General Partner
By: Daniel J. Blumenthal, Senior Vice President and Secretary

**BAYVIEW OPPORTUNITY MASTER FUND VIA, L.P.**

By: /s/ Daniel J. Blumenthal
Name: Daniel J. Blumenthal
Title: By: Bayview Capital GP VIA, LLC, its General Partner
By: Daniel J. Blumenthal, Senior Vice President and Secretary

**BAYVIEW ASSET MANAGEMENT, LLC**

By: /s/ Carlos M. Portugal
Name: Carlos M. Portugal
Title: Senior Vice President

**MAYIM CAPITAL, LLC**

By: /s/ David Ertel
Name: David Ertel
Title: President

**DAVID ERTEL**

By: /s/ David Ertel
Name: David Ertel